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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

DEC 1 2008

DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 30725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/2007___ AND ENDING ___09/30/2008___

                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Philip J. Greenblatt Securities, Ltd.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1955 Raymond Drive - Suite #111

(No. and Street)

Northbrook	**Illinois**	**60062**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Greenblatt   **(847) 205-9666**

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Philip M. Robbins & Associates

(Name – if individual, state last, first, middle name)

2970 Maria Avenue - Suite #216	**Northbrook**	**Illinois**	**60062**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JAN 16 2009

THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Philip J. Greenblatt__ swear(or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the of __Philip J. Greenblatt Securities, Ltd.__ , as of __September 30__ ,20 __08__ are true and correct. I further swear(or affirm) that neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account classified soley as that of a customer, except as follows:

None

_____
Signature

PRESIDENT
Title

_____
Notary Public

OFFICIAL SEAL
SHERI ANN GREENBLATT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-22-2012

This report** contains (check all applicable boxes):

	[X]	(a)	Facing page.
	[X]	(b)	Statement of Financial Condition.
	[X]	(c)	Statement of Income(Lose).
	[X]	(d)	Statement of Changes in Financial Condition.
	[X]	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	[X]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
	[X]	(g)	Computation of Net Capital.
	[X]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(2)	[ ]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	[X]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 a Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(1)	[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to meth consolidation.
	[X]	(l)	An Oath or Affirmation.
(1)	[ ]	(m)	A copy of the SIPC Supplemental Report.
(1)	[ ]	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

(1)   Not Applicable
(2)   Exempt

PHILIP J. GREENBLATT SECURITIES, LTD.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

Philip M. Robbins & Associates
Certified Public Accountants

PHILIP J. GREENBLATT SECURITIES, LTD.
FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

INDEX

PHILIP M. ROBBINS & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

2970 Maria • Suite 216 • Northbrook, Illinois 60062 • (847)291-9696 • (847)291-0135 fax

AUDITORS REPORT

November 17, 2008

To The Sole Shareholder
Philip J. Greenblatt Securities, Ltd.

We have audited the accompanying statement of financial condition of Philip J. Greenblatt Securities, Ltd., as of September 30, 2008 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philip J. Greenblatt Securities, Ltd. as of September 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2008

ASSETS

CURRENT ASSETS:					
Cash in Bank	$	6,251			
Cash in Bank Savings Account		554			
Commissions Receivable		116			
Refundable Corporate Income Taxes		759			
TOTAL CURRENT ASSETS			$	7,680	
OTHER ASSETS:					
Organization Costs		300			
Less: Accumulated Amortization		(300)			
Investment in Marketable					
Securities - At Cost		64,980			
TOTAL OTHER ASSETS				64,980	
TOTAL ASSETS			$	72,660	

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:					
Accounts Payable	$	1,552			
TOTAL CURRENT LIABILITIES			$	1,552	
STOCKHOLDER'S EQUITY					
Common Stock, No Par Value					
1,000 Shares Authorized and 100 Shares					
Issued and Outstanding, at stated value	$	1,000			
Retained Earnings		70,108			
TOTAL STOCKHOLDER'S EQUITY				71,108	
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$	72,660	

The accompanying notes are an integral part of this statement

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PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Revenue:			
Commissions	$	121,978	
Interest Income		543	
Total Revenue			$ 122,521
Expenses:			
Bank charges	$	120	
Dues and regulatory fees		2,345	
Legal and accounting fees		1,500	
Management fees		18,297	
Meals and entertainment		1,963	
Office expenses		12,198	
Payroll taxes		4,131	
Pension plan contribution		2,800	
Rent		24,396	
Salaries - Officer		54,000	
Travel expenses		977	
Total Expenses			$ 122,727
Income/(Loss) Before Income Taxes			$ (206)
Federal and State Income Taxes:			0
Net Income/(Loss)			$ (206)

The accompanying notes are an integral part of this statement

Philip M. Robbins & Associates
Certified Public Accountants

PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2008

	Common Stock		Retained Earnings		Total
Balance - Beginning	$	1,000	$	70,314	$ 71,314
Net Income/(Loss)		-0-		(206)	(206)
Balance - Ending	$	1,000	$	70,108	$ 71,108

The accompanying notes are an integral part of this statement

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Philip M. Robbins & Associates
Certified Public Accountants

PHILIP J. GREENBLATT SECURITIES, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Cash Flows From Operating Activities:		
Net Income\(Loss)	$ (206)	
(Increase)/Decrease in Refundable Corporate Income Taxes	0	
(Increase)/Decrease in Commissions Receivable	684	
Increase\(Decrease) in Accounts Payable	1,192	
Net Cash Provided By Operating Activities and Net Decrease in Cash		$ 1,670
Cash Flows From Investing Activities:		
Net Cash Provided By (Used For) Investing Activities		- 0 -
Net Increase\(Decrease) in Cash		1,670
Cash at Beginning of Year		5,135
Cash At End of Year		$ 6,805

Supplemental Disclosures Of Cash Flow Information:

Cash Paid During The Year For Taxes: $ - 0 -

The accompanying notes are an integral part of this statement

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Philip M. Robbins & Associates
Certified Public Accountants

(1)   Nature of Business

   Philip J. Greenblatt Securities, Ltd., the "Company" acts as agent for customers with respect to the purchase, sale and redemption of redeemable shares of registered investment companies and limited partnerships. In June, 2002, the "Company" became registered as a Municipal Securities Dealer with the MSRB in order to sell Section 529 College Savings Plans and has limited their municipal sales activities to the sale of Section 529 College Savings Plans.

(2)   Summary of Significant Accounting Policies

   Change in Accounting Method

   Commencing in the year ending September 30, 2005, the Company has adopted the Accrual Method of Accounting in contrast to the Cash Method used since its date of inception. Although this is inconsistent with prior years, it has been determined that the net effect is immaterial.

   Income Recognition

   Commissions earned on sales of shares of registered investment companies and limited partnerships offerings are recognized on the transaction date as earned.

   Money Market Fund Investment

   At September 30, 2008, the Money Market Fund investments are at a commercial bank and being carried at market value. Therefore, haircuts are not required .

   Investment In Marketable Securities

   The Company participated in three phases of a private placement, by the National Association Of Securities Dealers, Inc., purchasing 2,700 shares of The NASDAQ Stock Market, Inc. for a total of $64,980. This investment is being carried at cost without adjustments:

Date Purchased	Number Of Shares	Cost
April , 2000	300	$3,300.00
December, 2000	1,200	$15,600.00
February, 2006	1,200	$46,080.00
Totals	2,700	$64,980.00

   However, at September 30, 2008, the market value was $82,539.00 resulting in an unrealized gain of $17,559.00.

(3)   Related Party Transactions

   Philip J. Greenblatt,C.P.A.,Ltd.,a wholly-owned company of the Company's sole shareholder, advanced funds and paid for administrative overhead expenses of the Company for which it has been reimbursed.

(4)   Net Capital Requirements

   Pursuant to Rule 15c4-1 of the Securities and Exchange Commission, the Company is required to maintain net capital as defined under such Rule. After its first year of operations, the Company must maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness" as these terms are defined.

   Net capital changes from day-to-day, but at September 30, 2008, the Company had net capital and net capital requirements of approximately $72,336 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

Philip M. Robbins & Associates
Certified Public Accountants

PHILIP J. GREENBLATT SECURITIES, LTD.

SUPPLEMENTARY SCHEDULES

SEPTEMBER 30, 2008

Philip M. Robbins & Associates
Certified Public Accountants

EXEMPTIVE PROVISION UNDER RULE 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
      which exemption is based (check one only)

    A. (k) (1) --- $2,500 capital category as per Rule 15c3-1   _____

    B. (k) (2)(A) --- "Special Account for the Exclusive Benefit of
      customers" maintained   **X**

    C. (k) (2)(B) — All customer transactions cleared through another
      broker-dealer on a fully disclosed basis. Name of clearing
      firm _____   _____

    D. (k) (3) --- Exempted by order of the Commission   _____

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 71,108
2.	Deduct ownership equity not allowable for Net Capital			
3.	Total ownership equity qualified for Net Capital			71,108
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0
	B. Other (deductions) or allowable credits (List)			0
5.	Total capital and allowable subordinated liabilities			$ 71,108
6.	Deductions and/or charges			
	A. Total nonallowable assets from Statement of Financial Condition	$ 0		
	B. Secured demand note deficiency			
	C. Commodity futures contracts and spot commodities - proprietary capital changes			
	D. Other deductions and/or charges - Refundable Income taxes	759		
	-Unrealized Loss on Marketable Securities held for Investment	0		
	- Deferred Income taxes Computed as a Result of the Calculation of an Unrealized Gain on Marketable Securities held for Investment	3,191	(3,950)	
7.	Other (additions) or allowable credits (List) Whole Dollar Rounding			
	-Unrealized Gain on Marketable Securities held for Investment	17,559	17,559	
8.	Net capital before haircuts on securities positions			$ 84,717
9.	Haircuts on securities(computed, where applicable, pursuant to 15c3-1:			
	A. Contractual securities commitments	$		
	B. Subordinated securities borrowings			
	C. Trading and investment securities			
	1. Exempted securities			
	2. Debt securities			
	3. Options			
	4. Other securities	12,381		
	D. Undue Concentration			
	E. Other (List) -		(12,381)	
10.	Net Capital			$ 72,336

See Auditor's Report

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COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required(6-2/3% of line 19)   316

12. Minimum dollar net capital requirement of reporting broker or dealer and   5,000
    minimum net capital requirement of subsidiaries computed in accordance with
    Note(A)

13. Net capital requirement(greater of line 10 or 12)   5,000
14. Excess net capital (line 10 less 13)   67,336
15. Excess net capital at 1000% (line 10 less 10% of line 19)   71,861

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial
    Condition - Per Focus Report $ 4,743

17. Add:
    A. Drafts for immediate credit
    B. Market value of securities borrowed for which
       no equivalent value is paid or credited
    C. Other unrecorded amounts (List)

19. Total aggregate indebtedness   4,743

20. Percentage of aggregate indebtedness to net capital
    (line 19 / line 10)   %   6.56%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance, October 1, 2007 $ -0-

Balance, September 30, 2008 $ 0

See Auditor's Report

Philip M. Robbins & Associates
Certified Public Accountants

PHILIP J. GREENBLATT SECURITIES, LTD.
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
WITH THE CORRESPONDING UNAUDITED COMPUTATION
FOR THE YEAR ENDED SEPTEMBER 30, 2008

Net capital as reported in the Company's
corresponding unaudited FOCUS-Part IIA
filing $ 72,336

Net capital as per computation herein   72,336 (1)

No Difference in Net Capital $ -0-

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding
·computation prepared by the Company and included in the unaudited Part IIA Focus Report as of the same date.

(1) See Page 10 of this Report for Reconciliation of Net Capital per Audited Financial Statements and
Unaudited Focus -Part IIA.

See Auditor's Report

Philip M. Robbins & Associates
Certified Public Accountants

PHILIP M. ROBBINS & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

2970 Maria • Suite 216 • Northbrook, Illinois 60062 • (847)291-9696 • (847)291-0135 fax

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

November 17, 2008

To the Sole Director
Philip J. Greenblatt Securities, Ltd.

We have examined the financial statements of Philip J. Greenblatt
Securities, Ltd., (the Company) for the year ended September 30,
2008 and have issued our report thereon dated November 17, 2008.
As part of our examination, we made a study and evaluation of the
Company's system of internal accounting control to the extent we
considered necessary to evaluate the system as required by
generally accepted auditing standards and Rule 17a-5 under the
Securities Exchange Act of 1934. This study and evaluation
included the accounting system, the procedures for safeguarding
securities, and the practices followed by the Company (i) in making
the periodic computations of aggregate indebtedness and net capital
under Rule 17a3(a)(11); (ii) in making the quarterly securities
examinations, counts verifications and comparisons; and the
recordation of differences required by Rule 17a-13; (iii) in
complying with the requirements for prompt payment for securities
of Section 4(c) of Regulation T of the Board of Governors of the
Federal Reserve System; (iv) in obtaining and maintaining physical
possession or control of all fully paid and excess margin
securities of customers as required by Rule 15c3-3; and (v) in
complying with the conditions for exemption from Rule 15c3-3. Rule
12a-5 states that the scope of the study and evaluation should be
sufficient to provide reasonable assurance that any material
weaknesses existing at the date of our examination would be
disclosed. The purpose of our study and evaluation was to
determine the nature, timing, and extent of the auditing procedures
necessary for expressing an opinion on the Company's financial
statements, to provide a basis for reporting material weaknesses in
internal accounting control under Rule 17a-5, and with respect to
Rule 15c3-3, to provide reasonable assurance of compliance, in all
material respects, with the possession and control requirements of
that Rule. Our study and evaluation was more limited than would be
necessary to express an opinion on the system of internal
accounting control taken as a whole.

Philip J.Greenblatt Securities, Ltd.

As part of the study and evaluation required by Rule 12a-5, we reviewed the description of the procedures required to be maintained by Philip J. Greenblatt Securities, Ltd. for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers to determine if those procedures would provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

The management of Philip J. Greenblatt Securities, Ltd. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgement by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that the assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system of internal accounting control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the purpose described in the first paragraph above would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Philip J. Greenblatt Securities, Ltd. taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

Our review of the description of the procedures required to be maintained for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers for the year ended September 30, 2008, was made for the purposes set forth in the second paragraph above. In our opinion, the procedures appear to provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Certified Public Accountant

END

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